July 7, 2005

Nathan W. Jones
 Direct (801) 578-6943
nwjones@stoel.com

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C. 20549

Attn:
Jennifer Hardy
Andrew Schoeffler
Nilima Shah
Tracey McKoy

Re:
Huntsman International LLC
Registration Statement on Form S-4
Filed June 8, 2005
SEC File No. 333-125652

    Form 10-K for the year ended December 31, 2004
    Filed March 15, 2005
    File No. 333-85141

    Form 10-Q for the quarter ended March 31, 2005
    Filed May 11, 2005
    File No. 333-85141

Ladies and Gentlemen:

        On behalf of Huntsman International LLC (the "Company"), we are submitting this correspondence in response to the comments provided in your letter dated June 29, 2005 with respect to the Company's Registration Statement on Form S-4, File No. 333-125652. As background information with respect to your comments, please note as follows:

  •
  Section 404 of Sarbanes-Oxley. The Company is an indirect wholly-owned subsidiary of Huntsman Corporation that files reports under the Exchange Act pursuant to Section 15(d) of the Securities Act. As a non-accelerated filer, the Company is not yet subject to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). Therefore, the Company's management has not issued any reports on the Company's internal control over financial reporting, nor have the Company's auditors undertaken any attestation reports on such management reports.

  •
  Material Weaknesses. The auditors of Huntsman Corporation and its consolidated subsidiaries, including the Company (collectively, "Huntsman"), identified three material weaknesses in connection with their audit of Huntsman's financial statements for the year ended December 31, 2003. It is important to note that the material weaknesses described in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") related to 2003. At the end of the periods covered by both the Form 10-K and the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2005 (the "Form 10-Q"), the Company's management did not believe that any material weaknesses existed. Moreover, Huntsman's auditors did not identify any material weaknesses in connection with their audit of Huntsman's financial statements for the nine months ended September 30, 2004 or for the year ended December 31, 2004.

        For your convenience, we have repeated your comments below, followed by the Company's response.

Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005

  1.
  We note the section entitled "Controls and Procedures" contained in your annual report on Form 10-K and quarterly report on Form 10-Q. We have the following comments:

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  Please describe in reasonable detail the specific actions you have taken or plan to take to remediate the material weaknesses in your internal control over financial reporting. In addition, please clarify whether your auditors confirmed these remediation steps. Finally, please disclose whether these material weaknesses have been completely remediated and whether your auditors have concurred.

Response:

        The three material weaknesses identified by Huntsman's auditors in connection with their audit of Huntsman's financial statements for the year ended December 31, 2003 were the following:

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  During the transition of the Company's propylene oxide business to the SAP enterprise resource planning system in April 2003, an incorrect conversion factor was entered into a master file, which was used to calculate inventory exchanges under a specific customer contract. The error in the master file data input was not detected at the time the new system was implemented and timely, accurate reconciliations were not performed in 2003 which should have identified the error.

  •
  During 2003, loss on sale of accounts receivable related to the Company's receivables securitization program was reported incorrectly due to a failure to properly understand certain aspects of the securitization program and a lack of oversight in the accounting for the program.

  •
  Huntsman's controllership function did not have an adequate formal process in place to gather the data required to prepare the financial statements and disclosures required for the numerous financial reporting requirements relating to the debt of certain of the Huntsman companies, including the Company. Specifically, there was not a detailed review of the data supporting the disclosures in the financial statements by a senior member of the controllership function, supporting documentation for certain disclosures was very limited, the processes used to aggregate the information varied by company, without a standard, comprehensive package of supporting disclosure, and information delivered to senior management and the audit committee was not timely and was often incomplete.

        To remediate the first material weakness, Huntsman implemented the following policies during the first quarter of 2004:

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  Responsibility for accounting for these product exchanges has been centralized in the corporate accounting group rather than in the business unit finance group.

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  Business unit managers must certify monthly that they have reconciled product exchange balances to the accounting records.

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  Business unit managers must certify quarterly that they have reconciled product exchange balances as stated in the accounting records to the records maintained by third-party exchange partners.

        To remediate the second material weakness, Huntsman implemented the following policies during the first quarter of 2004:

  •
  Accounting staff received additional training in the structure of the accounts receivable securitization program and the proper calculation of foreign exchange gains and losses with respect to the program.

  •
  Persons responsible for supervising and reviewing the work of accounting staff performing such calculations must certify each quarter in writing to the Controller that such calculations have been reviewed by such persons and, to the best knowledge of such persons after exercising due diligence, such calculations do not contain any material misstatement.

        To remediate the third material weakness, Huntsman appointed a new independent director as the chairman of its audit committee in December 2003. During the second quarter of 2004, Huntsman replaced its Controller and added a Director of Internal Controls. During the third quarter of 2004, Huntsman added a Director of Financial Reporting. Altogether, Huntsman added 11 new positions in the areas of finance, treasury, internal controls and internal audit during the second and third quarters of 2004 and two additional positions during the fourth quarter of 2004. Huntsman also adopted and implemented additional policies and procedures to strengthen its financial reporting system during the second and third quarters of 2004, as follows:

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  Designated a separate Financial Reporting Manager for each of its registrant subsidiaries, including the Company.

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  Developed standard reporting packages for key disclosures to be used for all registrant subsidiaries, including the Company.

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  Maintains a centrally located binder containing support for all disclosures contained in each of the financial statements, including a separate support binder for the Company.

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  Each Financial Reporting Manager reviews the supporting documentation contained in the support binders.

        The Company believes that all three material weaknesses were completely remediated prior to the end of December 2004 (the period covered by the Form 10-K). However, because the Company is not yet subject to Section 404, and because the Company did not otherwise specifically engage its auditors for such purpose, the auditors have not directly concurred in this conclusion or confirmed the remediation steps described above. It is important to note, however, that the Company's auditors did not reiterate the existence of the three material weaknesses they had previously disclosed to the Company (or raise any additional material weaknesses) in connection with either of the two audits for periods subsequent to 2003.

    •
    Please disclose in reasonable detail the basis for your chief executive and financial officers' conclusions that your disclosure controls and procedures were effective despite the material weaknesses in your internal control over financial reporting.

Response:

        As disclosed in the Form 10-K and the Form 10-Q, the Company's chief executive officer ("CEO") and chief financial officer ("CFO") concluded, as of December 31, 2004 and March 31, 2005, respectively, that the Company's disclosure controls and procedures were effective. At the end of the periods covered by both the Form 10-K and the Form 10-Q, the Company's management did not believe that any material weaknesses existed. In reaching their conclusions, the CEO and CFO did take into consideration the material weaknesses identified by the auditors in connection with the 2003 audit and the various steps described above that were taken to remediate the material weaknesses, noting that substantially all of the remediation had been taken prior to September 30, 2004. In addition, the CEO and CFO considered, with respect to the Form 10-K, that the auditors did not identify any material weaknesses in connection with either the September 30, 2004 audit or the December 31, 2004 audit, and with respect to the Form 10-Q, that the auditors did not identify any material weaknesses in connection with the September 30, 2004 audit, the December 31, 2004 audit or the March 31, 2005 review.

    •
    We note that your chief executive and financial officers concluded that your disclosure controls and procedures were effective as the end of the period covered by each of your Form 10-K and Form 10-Q in providing reasonable assurances that the information required to be disclosed by your company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. Please revise your disclosure to clarify whether your chief executive and financial officers concluded that your disclosure controls and procedures were also effective to ensure that the information required to be disclosed by your company in reports it files or submits under the Exchange Act is accumulated and communicated to your management, including your chief executive and financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act.

Response:

        The Company has reviewed as requested Rule 13a-15(e) and believes that its disclosure is responsive to Item 307 of Regulation S-K. In fact, clause (1) of the description of the evaluation in the Form 10-K specifically states that the disclosure controls and procedures were "…designed to ensure that material information…is made known to the chief executive officer and chief financial officer by others…" Nevertheless, the Company undertakes as requested by the Staff to state more clearly in future reports, if true, that the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

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    We note your disclosure in the last paragraph of this section set forth in your Form 10-K. Please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

        As with most companies, the Company's disclosures in the area of internal controls is evolving and improving. The disclosure in the Form 10-Q (which was filed subsequent to the Form 10-K) affirmatively states that no changes in its internal controls over financial reporting occurred during the first quarter of 2005 that materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting, and although it was stated less clearly in the Form 10-K, the Company believes that its disclosure is sufficiently clear and will not mislead investors. The Company undertakes in future filings to make the required statement in the affirmative manner set forth in the Form 10-Q to the extent true or to clearly describe any changes during the period that are required to be disclosed.

2.
Please provide appropriate disclosure in your MD&A discussion regarding financial results to discuss the impact the material weaknesses had on your financial statements.

Response:

        The first and second material weaknesses described above led to restatements of the Company's financial statements for the third quarter of 2003 and the first three quarters of 2003, respectively. These impacts are described in the amended quarterly reports on Forms 10-Q/A pursuant to which the restated financial statements were filed with the Commission. These impacts are also described in Item 9A of the Form 10-K. None of the material weaknesses described above led to restatements of the Company's financial statements for 2004. Moreover, the Form 10-K reflects the 2003 financials as restated, so no impact description is necessary. The Form 10-Q does not include the 2003 financial statements that have been restated, so the periods in which the restatements occurred are not covered by the MD&A discussion. In addition, the Company notes that under paragraph 26 of APB Opinion No. 9 it was not required to include a footnote relating to restatements in its financial statements in the Form 10-K or the Form 10-Q. Consequently, the Company does not believe that it is necessary to revise the MD&A discussion in the Form 10-K or the Form 10-Q to discuss the impact of the material weaknesses on the financial statements.

        If you have any questions regarding the foregoing response, please feel free to call me.

Very truly yours,
STOEL RIVES LLP
/s/ NATHAN W. JONES Nathan W. Jones
cc:
Samuel D. Scruggs
Paul M. Wilson